FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-214241

Relating to Preliminary Prospectus Supplement

October 24, 2017

PRICING TERM SHEET

Golar LNG Partners LP

8.75% Series A Cumulative Redeemable Preferred Units
(Liquidation Preference $25.00 per Unit)

Issuer:	Golar LNG Partners LP

Securities Offered:	8.75% Series A Cumulative Redeemable Rate Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”).

Number of Units:	4,800,000 Series A Preferred Units.

Number of Option Units:	720,000 Series A Preferred Units.

Public Offering Price:	$25.00 per unit; $120,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Underwriting Discounts:	$0.7875 per unit; $3,780,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Maturity Date:	Perpetual (unless redeemed by the issuer on or after October 31, 2022).

Ratings:	The Series A Preferred Units will not be rated.

Trade Date:	October 24, 2017

Settlement Date:	October 31, 2017 (T+5)

Liquidation Preference:	$25.00 per Series A Preferred Unit, plus accumulated and unpaid distributions.

Distribution Rate:	8.75% per annum of the $25.00 per unit liquidation preference (equivalent to $2.1875 per annum per unit).

Distribution Payment Dates:

Quarterly on the 15th day of February, May, August and November, of each year. The initial distribution on the Series A Preferred Units will be payable on February 15, 2018 in an amount equal to $0.63802 per unit.

Optional Redemption:

At any time on or after October 31, 2022, the issuer may redeem, in whole or in part, out of amounts legally available therefor, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

CUSIP/ISIN:	Y2745C 110/MHY2745C1104

Joint Bookrunners:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Listing:

The issuer intends to file an application to list the Series A Preferred Units on the NASDAQ Global Market under the symbol “GMLPP.” If the application is approved, trading of the Series A Preferred Units on the NASDAQ Global Market is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preferred Units and is not soliciting an offer to buy the Series A Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or contacting Morgan Stanley & Co. LLC at Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.